UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

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Commission File Number: 001-39703

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Yatsen Holding Limited

Floor 39, Poly Development Plaza, No. 832 Yue Jiang Zhong Road

Haizhu District, Guangzhou 510335

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes of Board Composition

Mr. Sidney Xuande Huang has resigned from his role as an independent director of Yatsen Holding Limited (the “Company”) for personal reasons, effective as of February 28, 2026. Mr. Sidney Xuande Huang’s resignation was not due to any disagreement with the Company. Following his resignation, the board of directors of the Company (the “Board”) has appointed Ms. Bonnie Yi Zhang as the chairwoman of the audit committee of the Board, effective as of February 28, 2026. Moreover, the Board has appointed Mr. Alan Hao Zong as an independent director of the Company, effective as of February 28, 2026. Mr. Alan Hao Zong will also serve as a member of the audit committee, the nominating and corporate governance committee, and the compensation committee of the Board.

Mr. Alan Hao Zong has extensive experience across venture capital, strategic investment, and consumer technology. Since 2024, Mr. Zong has focused on early-stage investments in AI and digital commerce. Prior to that, Mr. Zong was an Executive Director at Alibaba Investment and held successive leadership roles as Co-Head of Alibaba Innovation Ventures, Head of Taobao Investment, and Head of Innovation Investment at Alibaba International. Before Alibaba, he was a Principal at Capital Today Group, focusing on early and growth-stage investing in consumer technology. Mr. Zong began his professional career at Procter & Gamble in 2005, where he held various leadership roles, including Marketing Director. Mr. Zong earned an MBA from Harvard Business School in 2013 and received his B.A. from Sun Yat-sen University in 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATSEN HOLDING LIMITED

By	:	/s/ Donghao Yang
Name	:	Donghao Yang
Title	:	Chief Financial Officer

Date: March 2, 2026